SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106	13D/A	Page 2 of 10

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,238,912
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,238,912

11.	Aggregate amount beneficially owned by each reporting person 8,238,912
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.4%
14.	Type of reporting person (see instructions) IA

CUSIP No. 74640Y 106	13D/A	Page 3 of 10

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,677,324
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,677,324

11.	Aggregate amount beneficially owned by each reporting person 6,677,324
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.1%
14.	Type of reporting person (see instructions) OO

CUSIP No. 74640Y 106	13D/A	Page 4 of 10

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,942,848
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,942,848

11.	Aggregate amount beneficially owned by each reporting person 4,942,848
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 5 of 10

1.	Names of reporting persons. Coliseum Co-Invest Debt Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 6 of 10

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,734,476
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,734,476

11.	Aggregate amount beneficially owned by each reporting person 1,734,476
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 7 of 10

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,238,912
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,238,912

11.	Aggregate amount beneficially owned by each reporting person 8,238,912
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 8 of 10

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,238,912
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,238,912

11.	Aggregate amount beneficially owned by each reporting person 8,238,912
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 9 of 10

Explanatory Note: This Amendment No. 12 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, Amendment No. 6 to the Initial 13D filed on July 8, 2020, Amendment No. 7 to the Initial 13D filed on August 24, 2020, Amendment No. 8 to the Initial 13D filed on September 14, 2020, Amendment No. 9 to the Initial 13D filed on November 23, 2020, Amendment No. 10 to the Initial 13D filed on November 24, 2020 and Amendment No. 11 to the Initial 13D filed on March 9, 2021, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Co-Invest Debt Fund, L.P., a Delaware limited partnership (“COC”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Gray”), a director of Purple Innovation, Inc. (the “Issuer”); and

•	Christopher Shackelton (“Shackelton”).

Pursuant to the underwritten secondary offering described below, effective as of May 21, 2021, CCP, COC and a separate account advisory client of CCM (the “Separate Account”) disposed of 7,308,792 shares of Class A Common Stock of Purple Innovation, Inc. (the “Issuer’) and the number of shares reported as held by the Reporting Persons in this Amendment gives effect to such transaction. Following the underwritten secondary offering, COC no longer beneficially owns any securities of the Issuer and will no longer be a Reporting Person.

On May 21, 2021, the Issuer granted to CCP, for services provided by Mr. Gray, 2,969 shares of Class A Common Stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Underwritten Secondary Offering:

On May 18, 2021, the Issuer filed with the SEC an automatic shelf registration statement on Form S-3 registering for public resale, as provided for therein, shares of Class A Common Stock (the “Shares”) beneficially owned by CCP, COC, the Separate Account, and CCC III (the “Selling Stockholders”). On May 18, 2021, the Selling Stockholders agreed to sell 7,308,792 Shares to BofA Securities, Inc., KeyBanc Capital Markets Inc. and BMO Capital Markets Corp. (the “Underwriters”) at a price of $30.00 per share pursuant to the terms and conditions of the Underwriting Agreement, dated as of May 18, 2021 (the “Underwriting Agreement”), by and among the Issuer, the Selling Stockholders and BofA Securities, Inc. as representatives of the several Underwriters (the “Secondary Offering”). On May 21, 2021, the public resale of the Shares was consummated. In addition, the Selling Stockholders granted the Underwriters an option to purchase an additional 1,096,318 shares of Class A Common Stock (the “Option Shares”) for a period of 30 days from the date of the Underwriting Agreement. The Option Shares would be purchased at a price of $28.95 to the Selling Stockholders. As of the date hereof, the Underwriters have not exercised their option to purchase the Option Shares.

Grant of Stock

On May 21, 2021, the Issuer granted to CCP, for services provided by Mr. Gray, 2,969 shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A common stock, par value $0.0001 per share (the “Class A Stock”), by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 66,302,767 shares of Class A Common Stock outstanding as of May 18, 2021, as reported in the Issuer’s Prospectus Supplement filed with the SEC on May 20, 2021. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 12.3% of the Common Stock.

Other than as set forth below, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

Section (c) of Item 5 of the Amended Schedule 13D is hereby amended and supplemented by adding the following:

(c) On May 21, 2021, CCP, COC and the Separate Account sold an aggregate of 7,308,792 shares of Class A Common Stock of the Issuer at a price of $30.00 per share pursuant to the terms and conditions of the Underwriting Agreement with the sales broken down as follows:

Seller	Number of Shares Sold
CCP	4,792,916
COC	696,945
Separate Account	1,818,931

On May 21, 2021, the Issuer granted to CCP, for services provided by Mr. Shackleton, 2,969 shares of Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On May 18, 2021, in connection with the Secondary Offering, CCP, COC, the Separate Account, CCC III and the Issuer entered into the Underwriting Agreement with BofA Securities, Inc. as representative of the Underwriters. Pursuant to the terms and conditions of the Underwriting Agreement, CCP, CCP2, and the Separate Account agreed to sell 7,308,792 Shares to the Underwriters at a price of $30.00 per share. The Secondary Offering closed on May 21, 2021. In addition, the Selling Stockholders granted the Underwriters an option to purchase the 1,096,318 Option Shares for a period of 30 days from the date of the Underwriting Agreement. The Option Shares would be purchased at a price of $28.95 to the Selling Stockholders. As of the date hereof, the Underwriters have not exercised their option to purchase the Option Shares.

In connection with the Secondary Offering, pursuant to the Underwriting Agreement, on May 18, 2021, CCP, COC, the Separate Account, and CCC III executed lock-up agreements (the “Lock-Up Agreements”), pursuant to which and subject to specified exceptions, it agreed for a period of 60 days from May 18, 2021 not to, without the prior written consent of BofA Securities, Inc. offer, pledge, sell or contract to sell any Class A Common Stock, sell any option or contract to purchase any Class A Common Stock, purchase any option or contract to sell any Class A Common Stock, grant any option, right or warrant for the sale of any Class A Common Stock, lend or otherwise dispose of or transfer any Class A Common Stock, request or demand that we file a registration statement related to the Class A Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise. On May 18, 2021, Mr. Gray entered into a lock-up agreement on substantially the same terms in his capacity as a director of the Issuer.

The foregoing descriptions of the Underwriting Agreement and the Lock-up Agreements are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.11, 99.12 and 99.13 hereto, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Schedule 13D is hereby supplemented to add the following as exhibits:

99.11 Underwriting Agreement, dated May 18, 2021, among Coliseum Capital Partners, L.P., Coliseum Co-Invest Debt Fund, L.P., Blackwell Partners LLC – Series A, Coliseum Capital Co-Invest III, L.P., Purple Innovation, Inc., and BofA Securities, Inc. as representative of the several Underwriters (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 20, 2021 (File No. 001-37523)).

99.12 Lock-Up Agreements dated May 18, 2021 by CCP, COC, the Separate Account, CCC III and Adam Gray (incorporated by reference Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 20, 2021 (File No. 001-37523)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 25, 2021

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CO-INVEST DEBT FUND, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		COLISEUM CAPITAL CO-INVEST III, L.P.

		By:	Coliseum Capital, LLC, General Partner
By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		ADAM GRAY

By: Coliseum Capital, LLC, General Partner
		By:	/s/ Chivonne Cassar
By:	/s/ Chivonne Cassar		Chivonne Cassar, Attorney-in-fact
Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

		By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact